FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 1, 2006

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: March 1, 2006

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES ON 2005 U.S. INCOME TAX REPORTING

Calgary, Alberta - March 1, 2006. (TSX - PMT.UN) The following information is being provided to assist U.S. individual unitholders of Paramount Energy Trust ("PET") in reporting distributions received from PET during 2005 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder or potential holder of PET trust units.  Holders or potential holders of PET trust units should consult their own legal and tax advisors as to their particular tax consequences of holding PET trust units.

Qualified Dividends

In consultation with its U.S. tax advisors, PET believes that its trust units should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders should be "qualified dividends" for U.S. federal income tax purposes.  As such, the portion of the distributions made during 2005 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains.  However, the individual taxpayer's situation must be considered before making this determination.

PET has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. individual unitholders, 13.70% percent should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units) and 86.30% percent should be reported as "qualified dividends".

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise.  Commentary on page 23 of the Form 1040 Instruction Booklet for 2005 with respect to "qualified dividends" provides examples of individual situations where the dividends would not be "qualified dividends".  Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported  on Schedule B - Part II - Ordinary Dividends and Line 9a of Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital.  This amount is non-taxable if it is a return of cost base in the trust units.  A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes.   For U.S. tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed.  If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The taxable portion (for Canadian income tax purposes) of the distributions is subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to unitholders.  Beginning in 2005, the return of capital portion (for Canadian income tax purposes) of the distributions is also subject to a 15% withholding tax that is withheld prior to any payments being distributed to unitholders.  Where trust units are held in a cash account, we believe the full amount of all withholding tax should be creditable, subject to numerous limitations, for U.S. tax purposes in the year in which the withholding taxes are withheld.  Where trust units are held in qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate, or Trust)".  Information regarding the amount of Canadian tax withheld in 2005 should be determined from your own records and is not available from PET.  For distributions paid in 2004 and prior years, those amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid. Effective January 1, 2005 the refund mechanism noted above for withholding tax on the non-taxable portion of distributions will no longer be applicable.

Investors should report their dividend income and capital gain (if any), and make adjustments to their tax basis in PET's units, in accordance with this information and subject to advice from their tax advisors.  U.S. individual unitholders who hold their PET trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary.  We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary.  PET is not required to furnish such unitholders with Form 1099-DIV.  Information on the Forms 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons.  Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.  Brokers and/or intermediaries may or may not be required to issue amended Forms 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where PET trust units are held within a qualified retirement plan.

2005 Summary of U.S. Tax Information

The following schedule summarizes, on a per trust unit basis, the U.S. tax treatment of monthly cash distributions paid by PET (prior to Canadian withholding tax) for the period January 1st to December 31st, 2005. The amounts are segregated between the portion of the distribution that would be reported as a qualified dividend and the amount reported as a tax-deferred return of capital. The amounts are expressed in $ U.S. converted on the date of payment.

2005 CASH DISTRIBUTION INFORMATION
FOR U.S. UNITHOLDERS ($/UNIT)
Record Date	Payment Date	Cash Distribution ($ Cdn)	Conversion Rate (1)	Cash Distribution ($ U.S.)	Taxable Qualified Dividend ($ U.S.)	Tax-Deferred Return of Capital ($ U.S.)
Dec 30 2004	Jan 16 2005	0.20	0.8220	0.165	0.142	0.023
Jan 31 2005	Feb 15 2005	0.22	0.8106	0.178	0.154	0.024
Feb 28 2005	Mar 15 2005	0.22	0.8280	0.182	0.157	0.025
Mar 31 2005	Apr 15 2005	0.22	0.8052	0.177	0.153	0.024
Apr 29 2005	May 16 2005	0.22	0.7872	0.173	0.149	0.024
May 31 2005	Jun 15 2005	0.22	0.8065	0.178	0.153	0.025
Jun 30 2005	Jul 15 2005	0.22	0.8193	0.180	0.156	0.024
Jul 29 2005	Aug 15 2005	0.22	0.8354	0.184	0.159	0.025
Aug 31 2005	Sep 15 2005	0.22	0.8434	0.186	0.160	0.026
Sep 30 2005	Oct 17 2005	0.24	0.8475	0.203	0.176	0.027
Oct 31 2005	Nov 15 2005	0.24	0.8375	0.201	0.173	0.028
Nov 30 2005	Dec 15 2005	0.24	0.8638	0.207	0.179	0.028

TOTAL		2.68		2.214	1.911	0.303

(1) Bank of Canada noon rate on date of payment

About PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN", "PMT.DB" and "PMT.DB.A", respectively.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W. Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue M. Showers, Investor Relations & Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.